

July 7, 2011

<u>VIA E-Mail</u>
Ms. Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
27001 Agoura Road
Calabasas, CA 91301

> **Re: PennyMac Mortgage Investment Trust**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 7, 2011**
> **File No. 001-34416**

Dear Ms. McCallion:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47</u>

1.   In future Exchange Act periodic reports, please discuss the current relationship between your weighted average yield on assets as compared to your weighted average financing costs, and clarify whether your average cost of funds reflects the impact of swaps for the covered periods. In addition, please compare the current spread to the prior reporting period spread.

<u>Asset Acquisitions, page 56</u>

2.   We note that a majority of your assets were purchased from one large financial institution and that you have a pending purchase in the amount of $34.0 million from that same institution. In future Exchange Act periodic reports, please identify this counterparty.

Net Investment Income, pages 57 – 59

3. Reference is made to page 59. We note your gain on mortgage loans resulted from payoffs, valuation changes, and sales. Please tell us and expand future filings to discuss each component in greater detail. Your discussion should include a summary of the significant transactions related to payoffs and sales activity and any trends noted. In addition, to the extent applicable, please quantify and discuss any gains within each component that resulted from your loan modification efforts.

4. Further, please explain the factors contributing to the valuation changes and whether they were driven by changes in expectations regarding contractual cash flow or changes in credit risk. In addition, disclose significant inputs used in your valuation, period-to-period changes in those assumptions and a discussion of the economic drivers supporting those changes. Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

5. In future Exchange Act periodic reports, please disclose the valuation changes by loan type.

6. We note your measure of proceeds received from loans resolved during 2010 as it relates to the purchase price of those loans. To balance your discussion, tell us what consideration was given to quantifying the expenses or cash outflows associated with the settled loans.

7. You disclose on page 59, that you cannot provide assurances that the cash received on settled loans is indicative of future cash receipts on your existing mortgage investments or on future investments in mortgage-related assets. Please clarify if there is any backtesting performed subsequent to the settlement to validate the values assigned to these assets and whether you use that information in updating your fair value model. In addition, please disclose in future periodic reports whether you believe the fair values reflected diverge materially from amounts you currently anticipate realizing upon settlement. If so, disclose why and the basis for your views.

Investment Portfolio Composition, page 60

8. Tell us what consideration was given to also including a tabular presentation showing the fair value of your mortgage-backed securities and your mortgage loan portfolio as compared to the fair value of the underlying collateral. Provide a discussion of how collateral values are considered and verified in your fair value analyses for these assets.

9. We note in 2010 a significant amount of the loans acquired are in foreclosure. In addition, we also note that almost half of your nonperforming loans have a loan-to-value at or greater than 100%. Please provide an enhanced discussion in your MD&A of how you plan to mitigate the risks related to the most troubled loans in your portfolio. Given

the nonaccrual loans are not generating interest income, clarify your strategy for generating revenue and cash flow from foreclosed loans with collateral values less than the principal amounts due and provide enhanced disclosures of how you monitor these loans, your restructuring efforts, settlements during the period, as well as any notable trends.

Liquidity and Capital Resources, page 65

10.   We note that your debt financing agreements contain financial covenants. To the extent you have material sources of liquidity that include financial covenants that may restrict future financing flexibility, please include a more detailed discussion of these covenants in future Exchange Act periodic reports. In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on your financial flexibility, such as by precluding new indebtedness.

11.   In future Exchange Act periodic reports, please provide a brief description of the margin call provisions of your repurchase agreements, including the percentage asset decline that could cause a margin call.

12.   In future Exchange Act periodic reports, please expand the disclosure regarding your leverage strategy to address your current strategy with respect to the term of your borrowings and the use of securitizations.

Financial Statements and Notes

Note 3 – Significant Accounting Policies

Mortgage-Backed Securities and Mortgage Loans, page F-8

13.   We note that both broker quotes for mortgage-backed securities and fair value estimates for mortgage loans are reviewed by PCM.   Please tell us and expand future filings to discuss the procedures performed to validate the prices obtained from broker quotes for mortgage-backed securities and determined using a discounted cash flow valuation model for mortgage loans.   Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

14.   In addition, please explain the rationale for a broker to modify their indication of value based on the evaluations from PCM, tell us how often this occurs and what has been the impact to the fair values recognized in your financial statements.

15.   For your mortgage loans, we note you employ loan modification programs focused on keeping borrowers in their homes.   Please quantify the total amount of loans modified and clarify whether all modifications are treated as troubled debt restructurings.   To the

extent that all modifications were not troubled debt restructurings, please explain why. In addition, please tell us and consider expanding future filings to describe your loan modification programs.   Your discussion should include a description of the key features of the loan modification program, including the significant terms modified and whether the modifications are short-term or long-term and quantify the types of concessions made (i.e. reduction in interest rate, payment extensions, or forgiveness of principal). Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Investment Consolidation, page F-9

16.   Please tell us how you determined that you do not have a variable interest in your affiliated service providers under the guidance in ASC 2009-17.

Note 13 – Commitments and Contingencies, page F-24

17.   Based on the disclosure included in your risk factor on page 35, we note you are required to repurchase or substitute mortgage loans if you breach a representation or warranty in connection with loans you sell.   Please clarify how you have complied with the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification for these guarantees. Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Angela McHale at (202) 551-3402 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant